SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM U-1
             APPLICATION /DECLARATION UNDER THE
         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
        With Respect To Trustee Compensation Program
                             ***
                     Northeast Utilities
             One Federal Street, Building 111-4
              Springfield, Massachusetts 01105

         (Name of company filing this statement and
           address of principal executive office)
                             ***
                     Northeast Utilities
       (Name of top registered holding company parent
               of each applicant or declarant)
                             ***
                   Gregory B. Butler, Esq.
    Senior Vice President, Secretary and General Counsel
                     Northeast Utilities
                        P.O. Box 270
                   Hartford, CT 06141-0270
           (Name and address of agent for service)

  The Commission is requested to mail signed copies of all orders, notices, and communications to:

                      Jeffrey C. Miller
                  Assistant General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
                   Hartford, CT 06141-0270

                      Richard M. Early
                       Senior Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
                   Hartford, CT 06141-0270
ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

1. Northeast Utilities ("NU"), a registered holding company, hereby submits to the Commission an application/declaration (the "Application") pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 (the "Act").

2. The Application relates to the issuance of up to 275,000 Northeast Utilities Common Shares, $5.00 par value ("Common Shares") through December 31, 2014 to non-employee trustees of NU as a portion of their fees.
These Common Shares would be purchased on the open market by or on behalf of NU and transferred to the recipient.

3. In File No. 70-8080 (See Holding Co. Act Rel. No. 35-26368, September 5, 1995) ("1995 Order"), the Commission approved the issuance by NU of up to 50,000 Common Shares prior to April 30, 2005 for purposes of compensating its non-employee trustees for their services. These shares would be and have been purchased on the open market by NU or Northeast Utilities Service Company ("NUSCO"), a subsidiary service company of NU, on NU's behalf.

4. When the Commission issued the 1995 Order, each non-employee trustee received 250 shares annually as part of his or her retainer. These shares were either purchased on the open market and immediately delivered to the trustee or receipt of the shares was deferred, at the option of the recipient. In 2000, NU increased this annual share payment to 500 shares, and in 2002, increased it to 1,000 shares. In 2004, this annual grant of shares to be purchased on the open market was replaced with a restricted share unit grant under the Northeast Utilities Incentive Plan (the "Incentive Plan")1.

5. Non-employee trustees also have the option to elect to take all or a portion of their cash compensation in the form of Common Shares and to receive or defer receipt of all or part of these Common Shares. The number of trustees so electing and the number of Common Shares paid to such Trustees as a result of such elections has varied from year to year.

6. During 2001, NUSCO outsourced its shareholder services department, in preparation for a proposed merger with Consolidated Edison (See File No. 70-7613). The shareholder services department had been keeping track of the shares issued under the authorization granted by the Commission in the 1995 Order. By the end of 2001, NU or NUSCO had issued 36,024 Common Shares under the 1995 Order for non-deferred compensation for non-employee trustees, and had issued 5,345 Common Shares under the 1995 Order to non-employee trustees to satisfy payouts of deferred Common Shares (and reinvested dividends thereon) following the expiration of the deferral period, for a total of 41,369 shares. In January, 2002, an additional 7,610 shares were issued under the 1995 Order as current compensation to non-employee trustees and 781 shares were issued under the 1995 Order to a former trustee in satisfaction of deferred compensation obligations, for a total of 49,760 shares. The 50,000 share limitation contained in the 1995 Order was inadvertently exceeded with the issuance of 555 shares to non-employee trustees on April 1, 2002, for a total of 50,315 shares. The total number of shares issued to non-employee trustees other than under the Incentive Plan have been as follows as of the dates indicated:

          Date           Number of Shares

          December 31, 2002        51,567
          December 31, 2003        64,290
          September 30, 2004       65,122

Additionally, almost 25,000 Common Shares (plus shares resulting from reinvested future dividends) will have to be issued to non-employee trustees to satisfy NU's obligation to issue shares receipt of which Trustees chose to defer.

7. NU requests authority in the Application to issue up to 275,000 Common Shares during the period beginning with the date of the order through December 31, 2014, inclusive. This figure is based on a projected need of not more than 25,000 Common Shares per year from 2005 through 2014, plus the 25,000 shares currently needed to satisfy deferred shares obligations. NU expects to adapt its trustee compensation program from time to time in the future as necessary or desirable to take into account trends in director compensation, regulatory and tax changes and business needs.

8. Upon discovering that the 50,000 share limit in the 1995 Order had been exceeded, NU reviewed its existing procedures relating to tracking share issuances to employees and non-employee trustees for compensation purposes. NU has revised its tracking system, and under the revised system its Treasury Department will be responsible for preparing and issuing to appropriate personnel in the Treasury, Legal, Human Resources, and Accounting Departments of NUSCO a report each month which tracks the number of Common Shares issued to employees and non-employee trustees under the various compensatory and share purchase plans and arrangements and will initiate timely applications to the Commission under the Act when appropriate to obtain required authority to issue Common Shares.

OTHER MATTERS

9. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

10. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 536% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($836 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). (See Holding Co. Act Release No. 27868, June 30, 2004 (the "2004 Order"). NU continues to assert that its EWG investments will not adversely affect the System.

11. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule
53(a) and (b), as demonstrated by the following determinations:

      (i) NGC, NU's only EWG, maintains books and records, and prepares financial statements, in accordance with Rule
53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

12. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization. NU's current EWG investment, NGC, (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through June 30, 2004 (NGC was acquired in March 2000).

13.  The consolidated capitalization ratios of NU as of June
30, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                           As of June 30, 2004
                               (thousands
                                of dollars)        %

Common shareholders' equity$    2,323,458         34.8
Preferred stock                   116,200          1.7
Long-term and short-term debt   2,605,848         39.0
Rate Reduction Bonds            1,639,344         24.5

                              $ 6,684,850        100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of June 30, 2004 is as follows:

                     	    As of June 30, 2004
                              (thousands
                               of dollars)         %

Common shareholders' equity      2,323,458       46.0
Preferred stock                    116,200        2.3
Long-term and short-term debt    2,605,848       51.7

                               $ 5,045,506      100.0

14. In addition, NGC has made a positive contribution to earnings by contributing $148.7 million in revenues in the 12-month period ending June 30, 2004 and net income of $39.4 million for the same period.

ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

15. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions will be specified in Exhibit H (to be filed by amendment).

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

16. Sections 6(a) and 7 of the Act apply to the issuance by NU from time to time of Common Shares in connection with the transactions as described above.

ITEM 4. REGULATORY APPROVAL.

17. No commission, other than this Commission, has jurisdiction over NU with respect to any of the proposed transactions described in this Application.

ITEM 5. PROCEDURE.

18. NU respectfully requests the Commission's approval prior to December 14, 2004, pursuant to this Application, of its issuance of Common Shares as referred to above, whether under the sections of the Act and rules thereunder enumerated in
Item 3 or otherwise. NU also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application under the appropriate provisions of the Act or rules thereunder.

19. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

(a)  Exhibits

F. Preliminary Opinion of Counsel (to be filed by amendment).

G. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.

H. Statement of Estimated Fees, Commissions and Expenses (to be filed by amendment)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

(a) The issuance of an order with respect to this Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

(b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.
                         SIGNATURES

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         NORTHEAST UTILITIES


By      /s/Randy A. Shoop
Its     Assistant Treasurer - Finance

Dated: October 15, 2004